COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234

March 2, 2007

VIA EDGAR
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention: Ms. Rachel Zablow, Staff Accountant

Mail Stop 4561

Re:  Collectors Universe, Inc. (File No. 0-27887)
       Form 10-K for the year ended June 30, 2006
       Form 10-Q for the quarter ended September 30, 2006
       Form 10-Q for the quarter ended December 31, 2006

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. (“Collectors Universe") to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced periodic reports filed the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”). The Staff’s comments are contained in a letter from the Staff dated February 20, 2007 (the “Comment Letter”).

We believe, and after reviewing our responses, we think that the Staff will concur, that no amendments to the above referenced 1934 Act Reports are necessary in order to address the Staff’s comments.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,
/s/ JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

RESPONSES OF COLLECTORS UNIVERSE, INC. (FILE NO. 0-27887) TO THE COMMENT LETTER,
DATED FEBRUARY 20, 2007, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION,
RELATING TO THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006
AND THE QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED
SEPTEMBER 30, 2006 AND DECEMBER 31, 2006

Form 10-K for the Year Ended June 30, 2006

Selected Consolidated Financial Data, page 37

1.    In light of your dividend policy that was adopted on May 31, 2006 and in accordance with Item 301 of Regulation S-K, please confirm to us that you will revise your table of financial data to include cash dividends declared per common share.

This is to confirm that we will disclose cash dividends declared per common share in the table of financial data included in all future Form 10-K filings in accordance with Item 301 of Regulation S-K.

The omission of that information was inadvertent as indicated by the fact that we did disclose cash dividends per common share in several other locations in the Form 10-K, including in: (i) Item 5 -- Market for Common Stock and Related Stockholder Matters (page 36); (ii) Item 7 -- Management's Discussion Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources (page 56); (iii) Item 8 -- "Financial Statements and Supplemental Data -- Consolidated Statements of Stockholders" Equity (page 63) and -- Note 12 of the Notes to Consolidated Financial Statements, under "Stockholders’ Equity -- Dividends (page 83) and Note 18 of the Notes to Consolidated Financial Statements, under “Subsequent Events” (page 92).

Certifications, Exhibits 31.1 and 31.2

2.    Considering that certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

This is to confirm that we will revise our certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Form 10-Q for the Quarter Ended September 30, 2006

Form 10-Q for the Quarter Ended December 31, 2006

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, pages 3 and 4

3.    We note that the net cash inflows from advances to and cash collections from customer notes receivable evidencing loans made to dealers under your dealer financing programs have been reclassified from cash flows from investing activities to cash flows from operating activities. Since these amounts are not derived from actual sales to the customer, please tell us how you considered SFAS 95 in your accounting treatment.

SFAS 95 paragraphs 21 through 24 were considered when determining the classification of the cash flows associated with our dealer financing programs. We revisited the classification of the advances to and cash collections from those customer notes receivable under our dealer financing program, in the first quarter of fiscal 2007, based upon presentations made by the Commission, at the National Conference on Current SEC and PCAOB Developments, with respect to the reporting of operating cash flows.

It is our understanding that operating cash flows include all cash flows from customer receivables (accounts receivables and both short and long-term notes receivable) resulting from sales of goods or services to customers. While the advances to and repayments of notes receivable to dealers (who are in fact also our grading and authentication customers), in and of themselves, are not amounts derived from the actual sales to these customers, the related interest income earned on such advances, as well as the fees earned from the grading and authentication of the collectibles that we receive as collateral to support such advances, are generated by services we provide those customers. We believe that the interest income earned from the dealer financing is incidental to both the overall dealer financing transactions, as well as the intended objective of our dealer financing program - which is to drive higher grading unit volume. Therefore, we have taken the position that all cash flows arising from these transactions should be classified as operating cash flows.

Acknowledgement

We also acknowledge that:

• We are responsible for the adequacy and accuracy the disclosure in our filing;

• Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
  and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
  United States.